SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

Twinlab Consolidated Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

901773 101

(CUSIP Number)

David L. Van Andel

3133 Orchard Vista Drive SE

Grand Rapids, MI 49546

Telephone (616) 234-5355

(Name, Address and Telephone Number of Person Authorized to Received Notices

and Communications)

January 28, 2016

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 901773 101

1)	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David L. Van Andel

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE

INSTRUCTIONS)	(a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7)	SOLE VOTING POWER
SHARES		116,293,028
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		249,862,891
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING		116,293,028
PERSON WITH	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

116,293,028

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

39.33(1)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

(1)	Based on 295,704,136 shares outstanding at November 16, 2015.

2

SCHEDULE 13D

CUSIP No. 901773 101

1)	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Little Harbor LLC

47-1196982

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE

INSTRUCTIONS)	(a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

NUMBER OF	7)	SOLE VOTING POWER
SHARES		33,168,948
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		33,168,948
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING		33,168,948
PERSON WITH	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

33,168,948

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.27(1)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

(1)	Based on 295,704,136 shares outstanding at November 16, 2015.

3

SCHEDULE 13D

CUSIP No. 901773 101

1)	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

David L. Van Andel Trust u/a dated November 30, 1993

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE

INSTRUCTIONS)	(a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Michigan

NUMBER OF	7)	SOLE VOTING POWER
SHARES		34,791,814
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		34,791,814
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING		34,791,814
PERSON WITH	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

34,791,814

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

11.78(1)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

(1)	Based on 295,704,136 shares outstanding at November 16, 2015.

4

SCHEDULE 13D

CUSIP No. 901773 101

1)	NAMES OF REPORTING PERSONS

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

GREAT HARBOR CAPITAL, LLC

45-3589968

2)	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE

INSTRUCTIONS)	(a) ☒
(b) ☐

3)	SEC USE ONLY

4)	SOURCE OF FUNDS (SEE INSTRUCTIONS)

5)	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

6)	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7)	SOLE VOTING POWER
SHARES		48,332,266
BENEFICIALLY	8)	SHARED VOTING POWER
OWNED BY		249,862,891
EACH	9)	SOLE DISPOSITIVE POWER
REPORTING		48,332,266
PERSON WITH	10)	SHARED DISPOSITIVE POWER
		0

11)	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

48,332,266

12)	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☒

13)	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

16.35(1)

14)	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

(1)	Based on 295,704,136 shares outstanding at November 16, 2015.

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David L. Van Andel, Little Harbor LLC, the David L. Van Andel Trust u/a dated November 30, 1993 and GREAT HARBOR CAPITAL, LLC hereby amend and supplement the Statement on Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) on September 25, 2014, as amended by Amendment No. 1 filed with the SEC on November 18, 2014, as further amended by Amendment No. 2 filed with the SEC on June 15, 2015, as further amended by Amendment No. 3 filed with the SEC on September 29, 2015, and as further amended by Amendment No. 4 filed with the SEC on November 2, 2015 (the “Statement”) as follows:

This Statement relates to the common stock, par value $0.001 per share (“Common Stock”), of Twinlab Consolidated Holdings, Inc., a Nevada corporation formerly named Mirror Me, Inc. (the “Company”). The Company's principal executive offices are located at 632 Broadway, New York, New York 10012.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Statement is hereby amended by adding the following text as the last full paragraphs thereof:

“On January 28, 2016, GH lent the Company $2,500,000.00 pursuant to that certain Unsecured Promissory Note, dated January 28, 2016 (the “Note”). The Note provided that the Company issue GH a warrant to purchase an aggregate of 1,136,363 shares of Common Stock at an exercise price of $.01 per share (the “Warrant”).

The Warrant is not exercisable unless and until the Company fails to pay GH the entire unamortized principal amount of the Note and any accrued and unpaid interest thereon as of the Maturity Date (as defined in the Note) or such earlier date as is required pursuant to an Acceleration Notice (as defined in the Note).

The foregoing descriptions of the Note and the Warrant are qualified in their entirety by reference to the full text of such documents, which documents are exhibits to the Company’s Current Report on Form 8-K filed with the SEC by the Company on February 3, 2016.”

Item 5.	Interest in Securities of the Issuer.

Items 5(a) and 5(b) of the Statement are not being amended to reflect the shares of Common Stock issuable upon exercise of the Warrant since the Warrant is not exercisable within sixty (60) days of the date of this Statement. Accordingly, GH does not beneficially own (as defined by Rule 13d-3 under the Act) such shares of Common Stock.

Item 5(c) of the Statement is hereby amended by deleting the existing text and inserting the following text in its stead:

“(c) Except for the transaction described in Item 3 of this Amendment No. 5, none of Van Andel, LH, the VA Trust or GH effected any transaction in the Common Stock during the past sixty days.”

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Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 of the Statement is hereby amended by adding the following text as the last paragraph thereof:

“On January 28, 2016, the (i) Company issued the Note to GH and (ii) Warrant was executed and delivered to an escrow agent to be held in escrow pursuant to the terms of (x) the Note and (y) a letter agreement between the Company and VA Enterprises, LLC as escrow agent.”

Item 7.	Material To Be Filed As Exhibits.

Item 7 of the Statement is hereby amended by adding the following Exhibits thereto:

Exhibit 15	Unsecured Promissory Note, dated January 28, 2016, issued by Twinlab Consolidated Holdings, Inc. in favor of GREAT HARBOR CAPITAL, LLC (Incorporated herein by reference to the Current Report on Form 8-K filed with the SEC on February 3, 2016 by Twinlab Consolidated Holdings, Inc.)

Exhibit 16	Warrant, dated January 28, 2016, issued by Twinlab Consolidated Holdings, Inc. to GREAT HARBOR CAPITAL, LLC (Incorporated herein by reference to the Current Report on Form 8-K filed with the SEC on February 3, 2016 by Twinlab Consolidated Holdings, Inc.)”

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 SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2016

/s/ David L. Van Andel
David L. Van Andel

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2016

LITTLE HARBOR LLC

By:	/s/ David L. Van Andel
David L. Van Andel
Manager

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2016

/s/ David L. Van Andel
David L. Van Andel, as Trustee of the David L. Van
Andel Trust u/a dated November 30, 1993

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 4, 2016

GREAT HARBOR CAPITAL, LLC

By:	/s/ David L. Van Andel
David L. Van Andel
Manager